Exhibit 99.2

BELLUS HEALTH INC.

(the “Company”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

Following the Special Meeting of shareholders of the Company held on June 16, 2023 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the management information circular of the Company dated May 16, 2023 (the “Circular”).

Shareholders carrying an aggregate of 89,319,842 votes, representing approximately 70.44% of votes entitled to be cast at the Meeting, were present or represented by proxy at the Meeting.

At the Meeting, shareholders of the Company approved a special resolution, the full text of which is set forth in Appendix B to the Circular, to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company, 14934792 Canada Inc. (the “Purchaser”) and GSK plc, pursuant to which all of the Company’s issued and outstanding common shares (the “Shares”) will be acquired for US$14.75 per Share in cash by the Purchaser. Full details of the special resolution and the Arrangement are set out in the Circular, which is available under the Company’s profile on SEDAR on www.sedar.com.

The following is a summary of the votes cast by all shareholders of the Company:

Votes FOR	%	Votes AGAINST	%	Total Votes

89,309,640	99.99	10,202	0.01	89,319,842

The following is a summary of the votes cast by shareholders of the Company excluding the shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”):

Votes FOR	%	Votes AGAINST	%	Total votes excluding the shareholders required to be excluded

82,218,148	99.99	10,202	0.01	82,228,350*

* Excluding 7,091,492 shares held by shareholders specified in ss. 8.1(2)(a) to (d) of MI 61-101.

Dated June 16, 2023.